EXHIBIT 12.1

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES - FAIR ISAAC CORPORATION
(In thousands, except ratio data)

	Year Ended September 30,
	2010	2011	2012	2013	2014

Earnings:
Income from continuing operations before income taxes	$92,304	$97,455	$136,243	$131,984	$133,131

Fixed charges:
Interest expense	24,124	32,364	31,734	30,281	28,594
Rent expense (Interest factor)	7,538	7,021	7,100	7,359	6,480
TOTAL FIXED CHARGES	31,662	39,385	38,834	37,640	35,074

EARNINGS AVAILABLE FOR FIXED CHARGES	$123,966	$136,840	$175,077	$169,624	$168,205

Ratio of earnings to fixed charges (1)	3.92	3.47	4.51	4.51	4.80

(1) The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings before income taxes plus fixed charges) by fixed charges (interest expense plus portion of rental expense that represents interest).